UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0058
Washington, D.C. 20549	Expires:	September 30, 2028
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FORM 12b-25	per response	2.50
SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one): ☐ Form 10-K    ☒ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SCHMID Group N.V.
Full Name of Registrant

Pegasus TopCo B.V.
Former Name if Applicable

Robert-Bosch-Str. 32-36
Address of Principal Executive Office (Street and Number)

Freudenstadt, 72250, Germany
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SCHMID Group N.V. (the "Company") has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the period ended December 31, 2025 by the prescribed filing date due to the reasons described below.

The annual report on Form 20-F for the period ended December 31, 2024 was delayed for previously disclosed reasons and was ultimately filed on February 13, 2026. As a result, preparation of the Form 20-F for the period ended December 31, 2025 could not reasonably commence until completion of the prior year’s filing. This resulted in a compressed reporting timeline, leaving insufficient time to complete the necessary analysis, documentation and review required for a timely and compliant filing by the end of April 2026.

As a result, the Company requires additional time to finalize its financial statements for the fiscal year ended December 31, 2025, and to complete the required discussion and analysis of the registrant’s business in its annual report.

The registrant anticipates that it will file the Form 20-F for the period ended December 31, 2025 within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Axel C. Wittmann	60325 (Germany)	75 7305058
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SCHMID Group N.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 29, 2026	By	/s/ Arthur Schuetz

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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